FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March, 2003

Commission File Number 000-28522


                                ASE Test Limited
            ( Exact name of Registrant as specified in its charter)

                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X               Form 40-F
                             ---                       ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
----
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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                              No X
                       ---                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
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                           Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ASE TEST LIMITED

                  Date: March 10, 2003.       By: /s/ Richard Wei
                                                  ------------------------------
                                                  Name:  Richard Wei
                                                  Title: Chief Financial Officer


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ASE TEST LIMITED                                                  March 10, 2003
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

Richard C. Wei, Chief Financial Officer
Asia Tel. +886-2-8780-5489                      email: richard_wei@aseglobal.com
USA Tel   (510) 687-2531

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               ASE TEST LIMITED ANNOUNCES FEBRUARY 2003 REVENUES

TAIPEI, TAIWAN, R.O.C., MARCH 10, 2003 - ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated February 2003 net revenues were US$22.3 million. Compared to prior periods, the February figure represented growth of 8% year-over-year and a decrease of 9% sequentially.

consolidated Monthly net revenues (unaudited)

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                 February      January      February         YoY      Sequential
(US$000)             2002         2003          2003      Change          Change
--------------------------------------------------------------------------------
Net Revenues       20,656       24,590        22,305          8%             -9%
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HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)
(Amounts in 000's US Dollars)

(Data below is represented by a bar graph in the original report)

                      Feb-02          20,656
                      Mar-02          25,883
                      Apr-02          24,913
                      May-02          25,961
                      Jun-02          26,829
                      Jul-02          26,362
                      Aug-02          27,522
                      Sep-02          26,242
                      Oct-02          25,871
                      Nov-02          25,378
                      Dec-02          24,458
                      Jan-03          24,535
                      Feb-03          22,305